Exhibit 99.1

TIAN RUIXIANG Holdings Ltd Announces Pricing of Follow-on Public Offering

Beijing, China, June 03, 2021 -- TIAN RUIXIANG Holdings Ltd (Nasdaq: TIRX) (the “Company”), a China-based insurance broker, announced today the pricing of its best-effort follow-on public offering of up to 4,800,000 units at a purchase price of US$7.50 per unit. Each unit consists of one Class A ordinary share of the Company, and one warrant to purchase one Class A ordinary share of the Company. The warrants will be exercisable immediately on the date of issuance (the "Initial Exercise Date") at an exercise price of US$8.00 per Class A ordinary share, subject to adjustments, and will expire five years from the Initial Exercise Date. The Company also announced the entry into a Securities Purchase Agreement with institutional investors that have agreed to purchase an aggregate of 2,000,000 units at the initial closing of the offering, which is expected to occur on or about June 07, 2021, subject to the satisfaction or waiver of customary closing conditions. The Company may sell additional units to these institutional investors in one or more additional closings until the maximum number of units are sold or the offering is terminated.

The Company expects to receive aggregate gross proceeds at the initial closing of US$15 million, and up to US$36 million of aggregate gross proceeds if the maximum number of units are sold in the offering, which in each case does not include the placement agent’s fees and other expenses associated with the offering and assumes no exercise of the warrants included in the units. The Company intends to use the net proceeds from the offering primarily for: (i) building an information data platform; (ii) building its intelligent customer service system; (iii) establishing a “key customers” department; (iv) product research and development; and (v) general corporate purposes.

Univest Securities, LLC is acting as the exclusive placement agent for the offering pursuant to a placement agent agreement. Hunter Taubman Fischer & Li LLC serves as counsel to the Company, and Sullivan & Worcester LLP serves as counsel to Univest Securities, LLC in connection with the offering.

The units are being offered pursuant to effective registration statements on Form F-1 (SEC File Nos. 333-256574 and 333-256734), as amended, that were filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on June 2, 2021 and June 3, 2021, respectively. When filed with the SEC, copies of the final prospectus may be obtained on the SEC's website at http://www.sec.gov. This offering is being made only by means of such prospectus. Electronic copies of the preliminary prospectus, and the final prospectus when available, may also be obtained, from Univest Securities, LLC, by email at IBAssistDesk@univest.us or standard mail to Univest Securities, LLC, Attn: 375 Park Avenue, 15th Floor, New York, NY 10152.

Before investing in the securities being offered in this offering, interested parties should read in their entirety the preliminary prospectus forming a part of the effective registration statement and the other documents that the Company has filed with the SEC for information about the Company and the offering. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This press release contains information about the pending offering of securities, and there can be no assurance that the offering will be completed.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as automobile insurance, commercial property insurance, liability insurance; and (2) life insurance, such as individual and group life insurances. For more information, visit the company’s website at http://ir.tianrx.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. These forward looking statements include statement regarding the timing of the closing of the pending offering, the sale of additional units in additional closings and the anticipated use of proceeds. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com